Exhibit 99.2

MERGER AGREEMENT

Merger Agreement dated January 15, 2016 among Sprott Physical Gold Trust, Sprott Asset Management Gold Bid LP and Central GoldTrust.

In consideration of the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1                Definitions

In this Agreement, unless otherwise defined below, capitalized or other terms shall have the meanings given to them in the take-over bid circular of Sprott Asset Management Gold Bid LP dated May 27, 2015, as amended, if applicable (the “Circular”):

“Closing Date” means the date specified as such in writing by Sprott Physical Gold Trust;

“Closing Time” means the time specified as such in writing by Sprott Physical Gold Trust after the expiry of the Offer;

“Contractual and Other Rights” has the meaning ascribed thereto in Section 2.1;

“GTU Assets” means all of the property, assets and undertakings of Central GoldTrust as at the Closing Time of whatsoever nature or kind, present and future, and wheresoever located, including, without limitation, any and all holdings of gold bullion, physical, certificated or otherwise, but excluding the Administration Agreement;

“GTU Liabilities” means all of the liabilities and obligations of Central GoldTrust as at the Closing Time, but excluding the Administration Agreement;

“GTU Trustees” means the individuals who are trustees of Central GoldTrust from time to time;

“Payment Units” has the meaning ascribed thereto in Section 2.2;

“Sprott Trustees” means the individuals who are trustees of Sprott Physical Gold Trust from time to time; and

“Tax Act” means the Income Tax Act (Canada).

ARTICLE 2
THE MERGER

Section 2.1                Purchase of GTU Assets and Assumption of GTU Liabilities

Upon and subject to the terms and conditions set forth in this Agreement, at the Closing Time:

(a)                                 Central GoldTrust shall sell, assign, transfer, convey and deliver to Sprott Physical Gold Trust, and Sprott Physical Gold Trust shall purchase and accept from Central GoldTrust, all of the GTU Assets; and

(b)                                 Sprott Physical Gold Trust shall undertake to assume, discharge, perform and fulfil all of the GTU Liabilities.

Nothing in this Agreement shall be construed as an attempt to assign any of the GTU Assets which are not assignable in whole or in part without the consent of a third party, unless such consent has been given on terms satisfactory to Sprott Physical Gold Trust (and in this Agreement, the benefits under the non-assigned GTU Assets are referred to as the “Contractual and Other Rights”).  Central GoldTrust shall use its reasonable best efforts to obtain such consents and shall take all actions determined necessary by Sprott Physical Gold Trust, in its sole discretion, to preserve the full benefit of the GTU Assets and the Contractual and Other Rights for Sprott Physical Gold Trust and such Contractual and Other Rights shall be held in trust for the benefit of Sprott Physical Gold Trust by Central GoldTrust.

Section 2.2                Consideration

In consideration of the sale and transfer of the GTU Assets as provided in Section 2.1 hereof, at the Closing Time, Sprott Physical Gold Trust shall, in addition to assuming the GTU Liabilities as provided in Section 2.1(b) above, issue to Central GoldTrust, subject to adjustment as provided under the Offer, that number of PHYS Units having an aggregate NAV equal to the aggregate NAV of the number of GTU Units outstanding as of the Closing Time to be calculated on the basis of the NAV to NAV Exchange Ratio (the number of PHYS Units issuable being referred to as the “Payment Units”). The parties agree to allocate such consideration among the GTU Assets in such manner as is determined by Sprott Physical Gold Trust.

Section 2.3                Redemption of GTU Units

As soon as reasonably practicable after the completion of the transactions contemplated by Section 2.1 and Section 2.2, but subject to Section 2.4 and subject to the right of Sprott Asset Management Gold Bid LP to retain or reacquire one GTU Unit in its sole discretion, the GTU Trustees shall cause all of the outstanding GTU Units to be redeemed in exchange for the distribution, on a pro rata basis, to all of the GTU Unitholders of all of the Payment Units.  Any such Payment Units received by Sprott Asset Management Gold Bid LP shall be forthwith cancelled.

Section 2.4                                               Distribution of PHYS Units to GTU Unitholders in Non-Canadian and Non-U.S. Jurisdictions

Notwithstanding Section 2.3, if Sprott Physical Gold Trust determines, in its sole discretion, that it is desirable or required by Law to do so, Central GoldTrust shall, in respect of any Payment Units that would otherwise be distributed upon redemption pursuant to Section 2.3 to any one or more former GTU Unitholder(s) or class(es) thereof in any one or more non-Canadian and non-U.S. jurisdiction(s), distribute such Payment Units to a person designated by Sprott Physical Gold Trust who shall receive the Payment Units as agent for such persons and shall, as agent for such persons, as expeditiously as is commercially reasonable thereafter, sell such Payment Units through the facilities of the TSX or NYSE Arca and pay to such persons on a pro rata basis the net proceeds thereof, after disposition costs and less any applicable withholding taxes and without interest.  Sprott Physical Gold Trust and Central GoldTrust shall not have any liability to any person in connection with the sale of Payment Units in accordance with this Section 2.4. No trustee, broker or agent designated by Sprott Physical Gold Trust to effect a sale of Payment Units in accordance with this Section 2.4 shall have any liability to Central GoldTrust or any affected GTU Unitholder in connection therewith, except in the event of gross negligence or wilful misconduct by such trustee, broker or agent.

Section 2.5                Tax Election

Within the prescribed time period and in the form prescribed by subsection 132.2(1) of the Tax Act, Sprott Physical Gold Trust and Central GoldTrust shall jointly elect to have section 132.2 of the Tax Act apply with respect to the transactions contemplated herein, and Sprott Physical Gold Trust shall determine the elected amounts for the GTU Assets.

Section 2.6                Bonus Consideration

Immediately prior to the Closing Time:

(a)                                 Sprott Asset Management Gold Bid LP will contribute, or cause to be contributed, to Central GoldTrust an aggregate number of PHYS Units equal to the aggregate Bonus Consideration in respect of the outstanding GTU Units (other than those GTU Units held by or on behalf of Sprott Asset Management Gold Bid LP); and

(b)                                 Central GoldTrust will subsequently make a special distribution in respect of each GTU Unit (other than those GTU Units held by or on behalf of Sprott Asset Management Gold Bid LP) of the Bonus Consideration.

ARTICLE 3
PRE-MERGER COVENANTS OF CENTRAL GOLDTRUST

Section 3.1                Pre-Merger Covenants of Central GoldTrust

Except as contemplated in this Agreement, during the period commencing on the date hereof and continuing until the Closing Time, Central GoldTrust agrees with Sprott Physical Gold Trust and Sprott Asset Management Gold Bid LP that it shall:

(a)                                 co-operate (and to cause its advisors to cooperate) in proceeding with the transactions contemplated in this Agreement (including, without limitation, cooperation with respect to any regulatory filings) and not take any actions inconsistent herewith;

(b)                                 conduct its business and activities in the ordinary course, in substantially the same manner as heretofore conducted, except that it shall not (i) enter into or renew or amend any agreements, (ii) make any capital expenditures, (iii) make any changes to its capitalization (including borrowings, guarantees or amendments to the terms of debt), (iv) declare or make any payments or distributions to GTU Unitholders (except as contemplated hereby), or (v) make any payments to, or enter into or renew or amend any agreements or arrangements with, any of its respective trustees, directors or officers or the Administrator including with respect to the Administration Agreement, or (vi) make any changes to its accounting practices, or (viii) settle any litigation or claims, in each case without Sprott Physical Gold Trust’s prior express written approval;

(c)                                  forthwith, upon request, provide full access or cause full access and cooperation to be provided to Sprott Physical Gold Trust, the Manager and their representatives to its records, premises, employees and advisors;

(d)                                 not amend the GTU Declaration of Trust, except with the prior express written approval of Sprott Physical Gold Trust;

(e)                                  not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any GTU Units or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any GTU Units, in each case without Sprott Physical Gold Trust’s prior express written approval;

(f)                                   take or fail to take any action within its reasonable control which would result in a condition specified in Section 4.1 not being satisfied;

(g)                                  prepare and execute, and assist Sprott Physical Gold Trust with its preparation and registration of, all documents required in connection with the conveyancing and transfer of the GTU Assets; and

(h)                                 immediately advise Sprott Physical Gold Trust verbally and in writing of any material developments or changes with respect to its business and affairs, and to send Sprott Physical Gold Trust for its comment a copy of any press release, material change report or any other document proposed to be filed with any Securities Regulatory Authority or Governmental Authority as sufficiently in advance of filing or release as is possible.

ARTICLE 4
CONDITIONS

Section 4.1                Conditions to the Obligations of Sprott Physical Gold Trust

The obligations of Sprott Physical Gold Trust hereunder are subject to the satisfaction, at or before the Closing Time, of the following conditions for the exclusive benefit of Sprott Physical Gold Trust and Sprott Physical Gold Trust may assert any of the following conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by Sprott Physical Gold Trust). Sprott Physical Gold Trust may waive any of the following conditions in whole or in part at any time and from time to time, without prejudice to any other rights which Sprott Physical Gold Trust may have. The failure by Sprott Physical Gold Trust at any time to exercise any of the following rights shall not be deemed to be a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time:

(a)                                 each of the covenants of Central GoldTrust to be performed at or before the Closing Time shall have been duly performed in all material respects;

(b)                                 each of the conditions referred to in Section 4 of the Offer shall have been satisfied or waived by Sprott Asset Management Gold Bid LP ; and

(c)                                  this Agreement shall not have been terminated pursuant to Section 5.3.

For greater certainty, the parties acknowledge and agree that Sprott Physical Gold Trust’s interpretation of the satisfaction or the waiver of the foregoing conditions shall be final and binding.

ARTICLE 5
CLOSING MATTERS, AMENDMENT AND TERMINATION

Section 5.1                Closing Matters

Each of the parties shall deliver, at the Closing Time, such customary certificates, resolutions and other closing documents, including an assumption agreement by Sprott Physical Gold Trust in respect of the GTU Liabilities and all instruments of conveyancing and transfer as may be required by the other party, acting reasonably.

Section 5.2                Amendment

This Agreement may, at any time and from time to time prior to the Closing Time, be amended by mutual written agreement of the parties hereto, and without further GTU Unitholder approval unless otherwise required by applicable Law or by the GTU Declaration of Trust, and any such amendment may, without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the parties;

(b)                                 waive any inaccuracies or modify any representation contained herein or in any documents delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)                                 waive compliance with or modify any conditions precedent herein contained.

Section 5.3                Termination

(1)                                 If any condition contained in Section 4.1 is not satisfied at or before the Closing Time to the satisfaction of Sprott Physical Gold Trust, then Sprott Physical Gold Trust may, by written notice to Central GoldTrust, at its option, either extend the Closing Date or terminate this Agreement and the obligations of the parties hereunder without prejudice to any other remedies available to Sprott Physical Gold Trust (including damages or equitable remedies).

(2)                                 If this Agreement is terminated in accordance with subsection (1) of this Section 5.3, no party shall have any further liability to perform its obligations hereunder; provided that neither the termination of this Agreement nor anything contained in this Section 5.3 shall relieve any party from any liability for any breach by it of this Agreement, including from any non-performance by it of its covenants made herein.

ARTICLE 6
GENERAL

Section 6.1                Notices

(1)                                 All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case addressed to the particular party at:

(a)                                 If to Central GoldTrust, at:

55 Broad Leaf Crescent
Ancaster, Ontario
Canada L9G 3P2

Attention:	The Trustees of Central GoldTrust
Fax:	(905) 648-4196

(b)                                 If to Sprott Physical Gold Trust or Sprott Asset Management Gold Bid LP, at:

c/o Sprott Asset Management LP
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2700, PO Box 27
Toronto, Ontario
Canada M5J 2J1

Attention:	Chief Executive Officer
Fax:	(416) 203-2310

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or facsimile thereof.

Section 6.2                Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or letter refer to the specified Article or Section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 6.3                Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

Section 6.4                Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto or of any other event or occurrence contemplated hereby is not a business day, such action, event or occurrence shall be required to be taken or occur on the next succeeding business day.

Section 6.5                Entire Agreement

This Agreement constitutes the entire agreement among the parties pertaining hereto and supersedes all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto. Except as expressly represented and warranted herein, no party shall be considered to have given any express or implied representations or warranties, including without limitation as a result of oral or written statements.

Section 6.6                Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS, consistently applied.

Section 6.7                Assignment

No party hereto may assign its rights under this Agreement without the consent of the other parties, such consent not to be unreasonably withheld.

Section 6.8                Expenses

Each party shall pay its own costs and expenses relating to the transactions contemplated in this Agreement; provided that the Manager shall pay the costs and expenses of Sprott Physical Gold Trust relating to the transactions contemplated in this Agreement.

Section 6.9                Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 6.10             Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 6.11             Governing Laws

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

Section 6.12             Time of Essence

Time shall be of the essence in this Agreement.

Section 6.13             Severability

In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, in whole or in part, such determination shall not affect or impair the enforceability of any other provision and each provision is hereby declared to be separate, severable and distinct.

Section 6.14             Injunctive Relief

The parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party or parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.  Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

Section 6.15             Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

Section 6.16             No Personal Liability of Sprott Trustees or GTU Trustees

The Sprott Trustees and the GTU Trustees, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of Sprott Physical Gold Trust or Central GoldTrust, as applicable, in connection and in accordance with this Agreement, are, and shall be conclusively deemed to be, acting for and on behalf of

Sprott Physical Gold Trust or Central GoldTrust, as applicable, and not in their own personal capacities.  None of the Sprott Trustees or the GTU Trustees shall be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgements, costs, charges or expenses (including legal expenses) against or with respect to Sprott Physical Gold Trust or Central GoldTrust, as applicable, or with respect to the affairs of Sprott Physical Gold Trust or Central GoldTrust, as applicable.  No property or assets of the Sprott Trustees or the GTU Trustees, respectively, owned in their personal capacity or otherwise, shall be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Agreement.  No recourse may be had or taken, directly or indirectly, against the Sprott Trustees or the GTU Trustees in their personal capacities in respect of matters taken or done in accordance with this Agreement.   Sprott Physical Gold Trust or Central GoldTrust, as applicable, shall be solely liable therefor and resort shall be had solely to the property and assets of Sprott Physical Gold Trust or Central GoldTrust, as applicable, for payment or performance thereof; and no unitholder of Sprott Physical Gold Trust or Central GoldTrust, as applicable, as such shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the obligations or the affairs of Sprott Physical Gold Trust or Central GoldTrust, as applicable, or the acts or omissions of the Sprott Trustees or the GTU Trustees, as applicable, and all such persons shall look solely to the property and assets of Sprott Physical Gold Trust or Central GoldTrust, as applicable, for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of Sprott Physical Gold Trust or Central GoldTrust, as applicable, only shall be subject to levy or execution.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Merger Agreement as of the date first written above.

SPROTT PHYSICAL GOLD TRUST, by its manager, SPROTT ASSET MANAGEMENT LP by its general partner, SPROTT ASSET MANAGEMENT GP INC.

By:	(signed) John Wilson
Authorized Signatory

CENTRAL GOLDTRUST, by its attorney, SPROTT ASSET MANAGEMENT GOLD BID LP, by its general partner, SPROTT ASSET MANAGEMENT GOLD BID GP INC. (as authorized by a special resolution of the GTU Unitholders dated January 15, 2016)

By:	(signed) John Wilson
Authorized Signatory

SPROTT ASSET MANAGEMENT GOLD BID LP, by its general partner, SPROTT ASSET MANAGEMENT GOLD BID GP INC.

By:	(signed) John Wilson
Authorized Signatory